KetoNatural Pet Foods

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
40000 Sales	0.00
41000 Amazon Sales	106,799.11
42000 Chewy Sales	18,570.63
44000 Shopify Sales	143,730.85
45000 Sales - Other	568.96
Total 40000 Sales	269,669.55
Total Income	**$269,669.55**
Cost of Goods Sold	
50000 Cost of Goods Sold	145,931.76
Total Cost of Goods Sold	**$145,931.76**
GROSS PROFIT	**$123,737.79**
Expenses	
51000 Shipping & Fulfillment	85,900.94
52000 General Selling Fees	28,047.81
53000 Advertising & Marketing	136,860.06
54000 Personnel Expense	90,909.93
56000 Dues and Subscriptions	8,594.78
57000 Office Expenses	11,068.87
58000 Professional Fees	5,307.86
59000 Travel	3,122.49
59900 Research and Development	14,879.43
Total Expenses	**$384,692.17**
NET OPERATING INCOME	**$ -260,954.38**
Other Expenses	
60000 Interest Expense	3,392.41
61000 Depreciation	2,227.56
Total Other Expenses	**$5,619.97**
NET OTHER INCOME	**$ -5,619.97**
NET INCOME	**$ -266,574.35**